Churchill Financial, LLC
Notes to Financial Statements
For the Year Ended December 31, 2018

Note 1 – Nature of Business and Significant Accounting Policies

Churchill Financial, LLC (the Company) is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker/dealer. In addition, the liability of the members of the Company is limited to the member's total capital contributions.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The Accounting Standards Codification (ASC) as produced by the Financial Accounting Standards Board (FASB) is the sole source of authoritative GAAP.

Adopted and Recent Accounting Pronouncements

On May 28, 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*, to supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States ("GAAP"). The Company adopted the provisions of this guidance on January 1, 2018. The adoption did not have a material impact on the timing or amounts of our revenue recognition but impacted the disclosures within the notes to the financial statements.

In February 2017, the FASB issued ASU 2016-02, *Leases*. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. The Company has one lease that will be affected by ASU 2016-02. This standard will be effective for the calendar year ending December 31, 2019.

In June 2017, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2020.

The Company is currently in the process of evaluating the impact of adoption of ASU 2016-02 and ASU 2016-13 on the financial statements.

The accounting policies followed by the Company are as follows:

Statement of Income

For purposes of this statement, the Company recognizes commissions and related clearing expenses on a settlement date basis as security transactions occur.

Revenue Recognition

We generate commission revenue, which occurs when clients trade securities and for which our performance obligation is fulfilled on the trade date, and investment advisory fees, for which the performance obligation is performed over time.

Advisory fees are billed to clients on a calendar quarter at the beginning of that period, using values as of the last business day of each immediately preceding calendar quarter. The value of the assets in an advisory account on the billing date determines the amount billed, and accordingly, the revenues earned in the following three month period. Advisory revenues collected and agreed to by the client average 1.0% of the underlying assets as of December 31, 2018.

Statement of Cash Flows

For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At various times throughout the year, the Company may have balances in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Income Taxes

The Company is organized as a limited liability company and has elected to be taxed as a partnership for Federal income tax purposes. Therefore, net income for Federal and State income tax purposes is passed through to the members personally. Income tax expense represents local income taxes for the year ending December 31, 2018.

The Company recognizes uncertain tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2015-2018 federal tax years remain open and subject to examination.

Use of Estimates

Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

Accounts Receivable

Management considers all accounts receivable to be collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years.

Advertising Costs

The Company expenses advertising costs as incurred. There was $1,063 in advertising expense for the year ended December 31, 2018.

Subsequent Events

Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2018 or the procedures followed in making the periodic computation required. At December 31, 2018, the Company had net capital of $253,799 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was 0.148 to 1 at December 31, 2018. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Possession or Control Requirements

The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by transmitting all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

Note 4 – Concentration of Risk

Substantially all commissions earned by the Company were received from trades directed by one investment management firm, Cullinan Associates, Inc. Certain members of the Company are also stockholders of Cullinan Associates, Inc.

Note 5 – Simplified Employee Pension Plan

The Company has a Salary Deferral Simplified Employee Pension plan (SAR-SEP), whereby it may (but is not required to) make discretionary contributions on behalf of employees who have been with the Company for two years or more. In addition, eligible employees may make contributions to the SEP. There were $153,428 of Company contributions during the year.

Note 6 – Operating Leases

In November 2012, the Company entered into a five-year lease agreement amendment as assignee, under a lease agreement that Cullinan Associates (See Note 4) has with a lessor. The initial term of the lease was November 2012 to October 2017. In August 2017, the Company signed an amendment to extend the lease through October 2022. Beginning July 1, 2017, the required monthly rent payments are $2,517 rising annually during the term of the lease. The lease also requires the Company to pay as additional rent, a portion of the building operating expenses based on the Company's pro rata occupancy. The building operating expense payment is adjusted annually.

Future minimum rent payments required under this lease are as follows:

2019	$	30,649
2020	$	31,025
2021	$	31,401
2022	$	26,428
Total	$	119,503

The amount charged to rent expense under this lease was $35,312 during the year ended December 31, 2018.